

INVEST IN **BLOCPOWER**

Invest in smarter, greener and healthier buildings for all ⚡

bpes3.blocpower.io   New York NY | Technology | | PBC & B Corp |

Highlights

1. 🥇 BlocPower's parent is a leader in the trillion-dollar opportunity to decarbonize U.S. buildings

2. 👉 BlocPower's parent was selected by Ithaca, NY, Denver, CO, San Jose, CA and many other cities and utilities

3. 💰150M+ raised by parent from investors like VoLo Earth, Microsoft, Kapor, Goldman Sachs, Bezos Earth Fund and SDCL

(4) 🏠 Create clean energy jobs, particularly in disadvantaged communities

(5) 👥 Parent's diverse, dedicated & experienced 70 person team led company to 4000% growth since 2020

(6) ⚡ Projects in LMI communities are well positioned to benefit from Inflation Reduction Act

Our Team



Donnel A. Baird Founder and CEO

Donnel currently sits on the Board of the Sierra Club Foundation as well as the Small Business Advisory Board of the New York Federal Reserve Bank and the Entrepreneurship Board of Columbia Business School.

> Energy efficiency and electrification projects can be challenging to review, manage, install and finance. BlocPower helps bring this all together for our customers - delivering smarter, healthier, greener buildings for all!



Keith L. Kinch General Manager

Prior to joining BlocPower, Keith managed the largest solarize programs in New York, persuading over 200 low-income households in New York City's poorest neighborhood to finance and install solar PV on their homes.



Jon Moeller COO

Previously Jon was CEO and board member at MACH Energy, a sustainability SaaS leader for commercial buildings, with nearly half a billion square feet using the system. MACH was acquired by a PE-backed strategic buyer.



Dom Lempereur Chief of Engineering,

Dom Lemperuer leads the BlocPower engineering department. Over 25 years, Dom has developed, performed, and managed energy assessments for 6,000 buildings, totaling over 200 million square feet.



Cullen Kasunic   Head of Project Finance

Cullen is the lead in the establishment, operation and expansion of company project finance capacity, including overseeing the formation and operation of the financing subsidiaries.



Ebonie Nichols   SVP of Finance

Ebonie Nichols, CPA has forged an outstanding career of financial leadership across several different industries including real estate, non-profit, and technology. She has led complex strategic initiatives at Tishman Speyer and other leaders.



Alex Apter   Co-Head of Marketing and Communications

Alex Apter is a 15 year marketing and business operations veteran focused at BlocPower on conveying the benefits of electrification to building owners.



Bradley Tran   Co-Head of Product Management

Bradley Tran is the co-head of product management at BlocPower. Previously Bradley held senior building tech roles at Carbon Lighthouse, Sidewalk Labs and Accenture



Valerie Shoates   Finance and Special Initiatives Associate

Val works on financing and other critical programs at BlocPower, including workforce. Previously, Val was in VC at Plum Alley Investments. Plum Alley invests in technology and healthcare companies led by female founders in STEM fields.



Cullen Kasunic

Financing at BlocPower (FastCompany's #4 Most Innovative Company, with 1500+ building energy upgrades).



Donnel Baird

Transforming low-income neighborhoods into greener, safer communities ⚡

Important: The investment is in BlocPower Energy Services 3 (BPES3), a wholly-owned subsidiary of BlocPower LLC ("BlocPower"), formed to own and operate energy projects from the BlocPower pipeline, installed in client buildings. While BlocPower LLC operates BPES3 through a management agreement, debt or equity in BlocPower LLC itself is not being offered.

So what is BlocPower?

BlocPower is a Brooklyn-based climate technology startup that is making American cities smarter, greener and healthier. BlocPower partners with utilities, government agencies, and building owners to identify unhealthy, energy-wasting buildings to retrofit. The company then works with these building owners to develop, install and finance upgrades that reduce fossil fuel consumption—like replacing an oil burning boiler with an electric heat pump. BlocPower earns revenue via installation profits, financing fees, and enterprise contracts.



"BlocPower is electrifying buildings much like Tesla is electrifying cars. By eliminating their use of fossil fuels and making them smarter and healthier, we're increasing the health and wealth of building owners and occupants and creating economic opportunities in underserved communities."- Donnel Baird, BlocPower CEO

History of BlocPower?

At the age of 22-ish, Donnel Baird, CEO, and Founder of BlocPower was a young community organizer walking around Brooklyn on one freezing winter day, he looked around and all of the apartment buildings had their windows open. It reminded him of his childhood when he left his windows open during the wintertime due to his building not having heat, and having to open the windows to release the carbon monoxide from the heat of the oven. From that day, he knew there was a way to make things better for not only the residents but the world.



> ***Blocpower's team enjoying a sunny day on their office's rooftop in 2019. Since then, the team has grown to twice this size!***

A few years later BlocPower was born, since its founding in 2014, the parent company has retrofitted more than 1,000 buildings in disadvantaged communities in New York City, with projects underway in 25 cities. The business is based on the Company's proprietary software for analysis, leasing, project management, and monitoring. The company's clean energy projects save building owners 20%-70% on annual energy costs and provide residents with healthier more comfortable homes.

Why we're doing this?

The funds raised will go directly to fund energy efficiency, electrification or renewable energy projects—projects that have already been earmarked in New York and California.

So you're probably wondering: why is a company that has raised over $100M in equity and debt financing raising on a community platform? Well, at BlocPower we offer no-money-down system leasing for building owners, covering all maintenance and repairs for the duration of the contract. This reduces barriers to entry, complexity, capital requirements, and technology risk for the customers.

However, it requires upfront capital needs in order to supply these systems to those that need them. The capital raised from ongoing community rounds supplements the financing needed for projects and allows investors to play a critical role in helping communities become more resilient by:

- **Improving Public Health** from filters that reduce the spread of pollutants and infectious diseases, including COVID; and from non-combustion heating units that reduce exposure to pollutants that increase the risk to asthma, especially for young children.
- **Address Climate Change** by transitioning away from gas and oil-burning heating systems and reducing overall energy use which will reduce

greenhouse gas emissions.

- **Improving Economic Outcomes** by reducing energy bills for tenants and increasing net operating income for building owners through reduced energy bills, as well as driving increases in property values.
- **Generating Employment Opportunities** through new job opportunities and workforce training developed for hard-to-employ workers in project neighborhoods.

Just listen to one of our customers 👇



Customer Interview: San Leandro, CA | BlocPower
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Malaika
ul Parker
106 Sunnyside D
, San Leandro CA
Watch on YouTube

Community Impact is important

Job creation and community inclusion are one of our core beliefs at BlocPower. Through our Civilian Climate Corps in New York City, we have prepared roughly 1,500 New Yorkers from communities impacted by gun violence for green careers —with 400 securing jobs so far. Jobs include solar and HVAC installation, air quality monitoring, EV charging maintenance and more.

BlocPower's Civilian Climate Corps: Rikers Island Solar Inst...
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CLIMATE CORPS
RIKERS ISLAND
SOLAR INSTALL
BLOC POWER
Watch on YouTube

Current Traction:

Blocpower LLC, the owner of BPES3, has raised over $100M+ from the world's top investors including American Family Insurance Institute for Corporate and Social Impact, AccelR8, The Goldman Sachs Urban Investment Group, Kapor Capital, Elemental Excelerator, CityRock Venture Partners, Hatzimemos/Libby, The Schmidt Family Foundation, Salesforce Ventures, Andreessen Horowitz, MaC Venture Capital, Exelon, Echoing Green, and the New York Ventures of the Empire State Development Corporation. To reiterate, investors in this round are investing in BPES3.

BlocPower (parent) continues to grow its project pipeline, standing at well over 500 buildings, and to expand into new cities and states. Among the exciting growth opportunities, in August 2021, BlocPower won a $37M New York City Mayor's Office of Criminal Justice contract aimed at mitigating inner-city violence through workforce development programs. Through this, BlocPower launched the aforementioned Civilian Climate Corps.

BlocPower (parent) recently formed a public-private partnership with Menlo Park, California to electrify 95% of its over 10,000 buildings by 2030. And, the City of Ithaca has named BlocPower as the sole Project Manager for an electrification program that aims to fully decarbonize the city's building stock. BlocPower aims to decarbonize around 6000 Ithaca buildings in the next 5 years

BlocPower aims to decarbonize around 6000 Ithaca buildings in the next 5 years. Doing projects was their top priority and BlocPower was chosen specifically for its ability to provide a full solution platform: technology-based design, expert electrification management, community organizing, and finance.

Competitive Advantage:

BlocPower offers no-money-down system leasing for building owners, covering all maintenance and repairs for the duration of the contract. This reduces barriers to entry, complexity, capital requirements, and technology risk for the customers.

BlocPower transforms a fragmented, high touch, expensive, low volume incumbent process into a turnkey, digital, high volume operational process that is quick and streamlined by software and finance innovation consisting of:

- Pre-screening tool, to identify buildings with high feasibility for energy efficiency projects
- Virtual site-assessment tool, which allows remote scoping of work
- Buildings database containing tens of thousands of buildings nationwide, which powers the pre-screening and assessment tools
- Workflow management tools
- Financial optimization models, to provide energy project savings quotes to customers

Buildings with an ideal project profile identified by BlocMaps software:


New York City, NY
Customer Log In
Area Insights
Building Insights
Building Type
EUI
Heating Fuel Type
Year Built
Heating Fuel Type - Gas
Heat Pump Feasibility - High
Clear All
Building Summary
View by: Environmental Justice Need
3
4
25
EAST VILLAGE
6
2
138



1,006
Selected Buildings
High
Moderate
Low
348 | 35%
543 | 54%
115 | 11%
Upgrade Measure Predictions
TOTAL COST
$432.26M
All upgrade measures
GHG IMPACT
-0.34%
Citywide buildings
-42.45%
Selected buildings
New York
SOHO
CHINATOWN
LOWER EAST SIDE
BATTERY PARK CITY
DUMBO
BROOKLYN NAVY YARD
mapbox

Building owners complete a 60 second intake process:





BLOC POWER
OWN A BUILDING OR A HOME?
Learn how BlocPower can help you improve indoor comfort
ENTER BUILDING ADDRESS
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Qualified buildings receive a custom project estimate and scope of work:



BLOC POWER
SCHEDULE YOUR FREE CONSULTATION →
PROJECT RECOMMENDATION REPORT
327 20th Street, Brooklyn, New York 11215, United States
TALK TO AN EXPERT ABOUT PROJECT SAVINGS AND $0 DOWN FINANCING
SCHEDULE YOUR FREE CONSULTATION →
RECOMMENDED SCOPE OF WORK
Electric Air Source Heat Pump for Heating and Cooling
ESTIMATED SAVINGS
20–30%


DECREASE ON MONTHLY ENERGY BILL
Heat Pump Water Heater
Weatherstripping for Exterior Windows
ESTIMATED INCENTIVES
$42k-$56k
POTENTIAL REBATES FROM STATE, LOCAL, FEDERAL INCENTIVES

Use of Funds:

The funds raised will go directly to fund energy efficiency or renewable energy projects - projects have already been earmarked in New York and California.

Additional projects with similar or better financial returns will be selected from the pipeline to meet the total raised funds. Energy-efficient upgrades can include, but are not limited to:

- Air Source Heat Pump Installation / fossil-fuel-fired system conversion
- LED lights
- Monitoring and control systems
- Domestic hot water upgrades
- Insulation and air sealing
- Window replacement
- Low flow fixtures and water-saving measures
- Combined Heat and Power (CHP)
- Renewable Energy including Solar PV and Community Solar
- Battery Storage

How are you the investor paid back?

Glad you asked! Revenues from 15-20 year leases with building customers for

Glad you asked! Revenues from 15-20 year leases with building customers for completed projects are the primary source to pay the 6.5% interest plus your original investment back. BlocPower prices the leases to make a modest profit while covering expected expenses, which includes your annual payment. The Note is structured like an amortizing mortgage, paying annually over 12 years, both a portion of your original investment and accrued interest. If the Company calls the Note prior to the maturity date, you will receive your principal paid back sooner, along with an additional 5% of principal, paid by the Company as a prepayment penalty.

The fun part! BlocPower Energy Services 3 will generally focus on energy efficiency and renewable energy projects for single-family homes, community facilities, small commercial buildings, small multifamily (generally 2-4 units), and for medium to larger multifamily units (4+), outside the state of New York. Projects financed by this Offering are expected to have long-term 15-20 year contracts.

You can see examples of projects at **http://bpes3.blocpower.io** !

The Company benefits from access to the specialty departments at BlocPower: Marketing, Finance, Construction, and Engineering, and is not charged directly for these costs. BlocPower does charge a 0.4% annual management fee to the Company based on project asset value to cover specific accounting, legal, insurance, and IT-related expenses paid by BlocPower for the benefit of the Company.

Thank you all for joining our journey, from our family to you.